Exhibit 12

TELEPHONE AND DATA SYSTEMS, INC.

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS (1)

	Nine Months Ended
	September 30,
	2015	2014
(Dollars in thousands)
EARNINGS:
Income (loss) before income taxes (2)	$443,476	$(119,355)
Add (deduct):
Equity in earnings of unconsolidated entities	(109,823)	(108,198)
Distributions from unconsolidated entities	45,047	74,864
Amortization of capitalized interest	5,581	5,575
Income attributable to noncontrolling interests in subsidiaries that do not have fixed charges	(6,094)	(633)
	378,187	(147,747)
Add fixed charges:
Consolidated interest expense (3)	102,792	83,775
Interest portion (1/3) of consolidated rent expense	46,262	47,156
	$527,241	$(16,816)

FIXED CHARGES:
Consolidated interest expense (3)	$102,792	$83,775
Capitalized interest	5,578	6,563
Interest portion (1/3) of consolidated rent expense	46,262	47,156
	$154,632	$137,494

RATIO OF EARNINGS TO FIXED CHARGES	3.41	*

Tax-effected preferred dividends	$67	$43
Fixed charges	154,632	137,494
Fixed charges and preferred dividends	$154,699	$137,537

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS	3.41	*

(1)

Considering, among other things, recent significant divestitures and an increasing amount of rental income in proportion to gross rent expense, TDS revised its approach in the fourth quarter of 2014 in calculating the above ratios to use gross rent expense, rather than net rent expense, for estimating the interest portion of rent expense.  Prior periods have been revised to conform to this presentation.

(2)

Includes Gain on sale of business and other exit costs, net of $129.9 million and $9.1 million in 2015 and 2014, respectively.  Additionally, includes $146.9 million and $91.4 million in Gain on license sales and exchanges, net in 2015 and 2014, respectively, and Loss on impairment of assets of $84.0 million in 2014.

(3)	Interest expense on income tax contingencies is not included in fixed charges.

*	Earnings for the nine months ended September 30, 2014 were inadequate to cover Fixed charges by $154.3 million and Fixed charges and preferred dividends by $154.4 million.